18 June 2007 Date

RECEIVED
2007 JUN 19 A 7:14
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

By fax (+1 202 772 9207) and post

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
United States of America

+46 8 6147852 Tel
+46 8 6148770 Fax
+46 708079269 Mobile

Attention: Division of International Corporate Finance

SUPPL

Re: Rule 12g3-2(b) submission by Nordea AB (publ) – File No. 082-04184

Ladies and Gentlemen:

Please find enclosed the following document that is being furnished pursuant to Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Act"):

Press release: **Nordea acquires C shares for the Long Term Incentive Programme 2007**

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

If you have any questions or comments or require further information, please contact the undersigned or, in my absence, Christopher Casselblad telephone: 46-8-6148168.

Respectfully submitted

07024525

Nordea Bank AB (publ)
Johan Ekwall
Johan Ekwall

PROCESSED
JUN 21 2007
THOMSON
FINANCIAL

Dlw 6/20

Nordea Press release

Copenhagen, Helsinki, Oslo, Stockholm, 15 June 2007 1(1)

Nordea acquires C shares for the Long Term Incentive Programme 2007

On 15 June 2007 Nordea Bank AB (publ) acquired all 3,120,000 C shares in Nordea from Alecta pensionsförsäkring, ömsesidigt (Alecta), in accordance with the to Alecta directed offer 30 May 2007 for the acquisition of shares. The acquisition is part of the implementation of Nordea's Long Term Incentive Programme 2007. Payment for acquired shares was made in cash at a price of EUR 1.00192 per share.

Nordea Bank AB (publ) currently after the transaction holds 5,276,099 own ordinary shares and 3,120,000 own C shares. The total amount of shares in the company is 2,594,108,227 ordinary shares and 3,120,000 C shares.

The C shares will be converted to ordinary shares.

For further information:
Steen Christensen, Group Human Resources, +45 3333 3049
Torben Laustsen, Group Identity and Communications, +46 8 614 7916